UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           APEX SILVER MINES LIMITED
                           -------------------------
                                (Name of Issuer)

                        Ordinary Shares, $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   G04074103
                                   ---------
                                 (CUSIP Number)


                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G04074103                                            Page 2 of 9 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MOORE CAPITAL MANAGEMENT, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Connecticut

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   4,759,360
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,759,360

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,759,360

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13       Percent of Class Represented By Amount in Row (11)

                                            13.24%

14       Type of Reporting Person (See Instructions)

                  CO; IA

                                  SCHEDULE 13D

CUSIP No. G04074103                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  LOUIS M. BACON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,734,266
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,734,266

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,734,266

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13       Percent of Class Represented By Amount in Row (11)

                                            15.95%

14       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13D

CUSIP No. G04074103                                            Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MOORE GLOBAL INVESTMENTS, LTD.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Bahamas

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,926,026
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,926,026

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,926,026

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            10.92%

14       Type of Reporting Person (See Instructions)

                  CO

                                                              Page 5 of 9 Pages



                  This Amendment No. 4 to Schedule 13D relates to ordinary shares, $0.01 par value per share (the "Shares"), of Apex Silver Mines Limited (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated December 1, 1997, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report that, as a result of the expiration of certain warrants to purchase Shares, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

         This Statement is being filed on behalf of (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd., a Bahamian corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

         MCM, a registered commodity trading advisor serves as discretionary investment manager to MGI. In such capacities, MCM may be deemed the beneficial owner of the Shares held for the account of MGI. MCM also serves as the discretionary investment manager to Moore Emerging Markets Fund Ltd., a Bahamian corporation ("MEM"). In his capacities as Chairman and Chief Executive Officer, director and controlling shareholder of MCM, Mr. Bacon may be deemed the beneficial owner of the Shares held for the account of MEM. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to a U.S. partnership (the "Fund"). In such capacities, MCA may be deemed the beneficial owner of the Shares held for the account of the Fund.

         This Statement relates to securities of the Issuer held for the accounts of MGI, MEM and the Fund.

         Set forth in Annex A hereto and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of MCM.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) Mr. Bacon may be deemed the beneficial owner of 5,734,266 Shares (approximately 15.95% of the total number of Shares outstanding). This number consists of A) 3,926,026 Shares held for the account of MGI, B) 833,334 Shares held for the account of MEM, and C) 974,906 Shares held for the account of the Fund.

                    (ii) MCM may be deemed the beneficial owner of 4,759,360 Shares (approximately 13.24% of the total number of Shares outstanding). This number consists of A) 3,926,026 Shares held for the account of MGI and B) 833,334 Shares held for the account of MEM.

                    (iii) MGI may be deemed the beneficial owner of 3,926,026 Shares (approximately 10.92% of the total number of Shares outstanding). This number consists of 3,926,026 Shares held for its own account.

                                                               Page 6 of 9 Pages


         On November 4, 2002, certain warrants to purchase Shares formerly held for the following accounts expired: A) Warrants formerly held for the account of MGI to purchase 833,333 Shares; B) Warrants formerly held for the account of MEM to purchase 416,667 Shares; and C) Warrants formerly held for the account of the Fund to purchase 208,333 Shares.

                  (b) (i) Mr. Bacon may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 3,926,026 Shares held for the account of MGI, B) 833,334 Shares held for the account of MEM, and
C) 974,906 Shares held for the account of the Fund.

                    (ii) MCM may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 3,926,026 Shares held for the account of MGI and B) 833,334 Shares held for the account of MEM

                    (iii) MGI may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 3,926,026 Shares held for its own account.

                  (c) There have been no transactions with respect to the Shares since September 7, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of MGI in accordance with their ownership interests in MGI.

                    (ii) The shareholders of MEM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of MEM in accordance with their ownership interests in MEM.

                    (iii) The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Fund in accordance with their partnership interests in the Fund.

                  (e)      Not Applicable.

Item 7.           Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                               Page 7 of 9 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: November 6, 2002               LOUIS M. BACON


                                      By: /s/ Stephen R. Nelson
                                         ---------------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Attorney-in-Fact


                                      MOORE CAPITAL MANAGEMENT, INC.


                                      By: /s/ Stephen R. Nelson
                                         ---------------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Vice President


                                      MOORE GLOBAL INVESTMENTS, LTD.

                                      By:      Moore Capital Management, Inc.
                                               Its Investment Manager

                                      By: /s/ Stephen R. Nelson
                                         ---------------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Vice President

                                                               Page 8 of 9 Pages


                                     ANNEX A

               Officers of Moore Capital Management, Inc. ("MCM")

Name/Citizenship           Principal Occupation           Business Address
----------------           --------------------           ----------------
Louis M. Bacon             Director, Chairman &      1251 Avenue of the Americas
(United States)            Chief Executive Officer   New York, New York 10020

M. Elaine Crocker          Director & President      1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Michael Melnick            Director                  1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia            Director; Managing        1251 Avenue of the Americas
(United States)            Director of Foreign       New York, New York 10020
                           Exchange, Futures and
                           Fixed Income Execution
                           for MCM and affiliates

Richard Axilron            Director; Director of     1251 Avenue of the Americas
(United States)            Fixed Income Trading       New York, New York 10020
                           for MCM and affiliates

Kevin F. Shannon           Director; Chief Financial 1251 Avenue of the Americas
(United States)            Officer for MCM and       New York, New York 10020
                           affiliates

Stephen R. Nelson          Director; General Counsel 1251 Avenue of the Americas
(United States)            of MCM and affiliates     New York, New York 10020


                    Officers of Moore Global Investments Ltd.


Name/Citizenship           Principal Occupation           Business Address
----------------           --------------------           ----------------
Anthony Stocks             Director                  Citco Fund Services
(United Kingdom)                                     (Curacao) N.V.
                                                     Kaya Flamboyan 9
                                                     P.O. Box 812
                                                     Willemstad, Curacao
                                                     Netherlands Antilles

Charles Hansard            Director                  BBV Latinvest Securities
(Republic of Ireland)                                Limited
                                                     1 Angel Court

                                                     London
                                                     England EC2R 7HJ

                                                               Page 9 of 9 Pages


Robert Voges               Director                  Curacao International
(Curacao)                                            Trust Company N.V.
                                                     De Ruyterkade 62
                                                     P.O. Box 812
                                                     Willemstad, Curacao
                                                     Netherlands Antilles

Inter Caribbean Services   Director                  Bahamas Financial Centre
(Bahamas) Ltd.                                       P.O. Box CB-13136
(Bahamas)                                            Nassau, Bahamas



         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.